So
3-22-04



04003689

TED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

UP3-11-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40096

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/03____ AND ENDING____12/31/03____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Griswold Company Incorporated

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

55 Broadway - 27th Floor
_____
(No. and Street)

New York,   New York   10006
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Sieczkowski, CPA   212-509-2100
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Tarlow & Co., C.P.A., P.C.   d/b/a Tarlow & Co., C.P.A.'S
_____
(Name – if individual, state last, first, middle name)

7 Penn Plaza   New York, New York   10001
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY

MAR 25 2004

THOMSON
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _Robert H. McCooey, Jr._____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___The Griswold Company, Inc._____ , as
of _December 31,_____ , 20 _03___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President/CEO
_____
Title

_____
Notary Public   3/◌4/04

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE GRISWOLD COMPANY, INC.

ANNUAL REPORT

DECEMBER 31, 2003

THE GRISWOLD COMPANY, INC.

TABLE OF CONTENTS



TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 804, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
The Griswold Company, Inc.

We have audited the accompanying statement of financial condition of The Griswold Company, Inc. as of December 31, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Griswold Company, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tarlow & Co, CPA's

New York, New York
January 21, 2004

THE GRISWOLD COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$1,038,638
Securities owned - at market value	472,118
Commission receivable	1,691,713
Receivable from clearing broker	645,118
Other receivables	30,419
Exchange memberships owned by the Company, at cost (market value $4,505,000)	3,020,000
Property and equipment, net	100,906
Other assets	342,710
Total assets	**$7,341,622**

LIABILITES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$2,069,946	
Other liabilities	245,905	
Total liabilities		$2,315,851
Commitments and contingent liabilities		
Liabilities subordinated to the claims of general creditors		2,300,000

Stockholders' equity

Common stock - Class A, voting, $.004 par value; authorized 4,000,000 shares, issued 3,010,000 and outstanding 2,510,000 shares	$ 12,040	
Common stock - Class B, nonvoting, $.004 par value; authorized 6,000,000 shares, issued 716,834 shares and outstanding 655,000 shares	2,867	
Additional paid-in capital	2,264,545	
Treasury stock, voting, 500,000 shares; nonvoting, 61,834 shares at cost	(1,061,633)	
Retained earnings	1,507,952	
Total stockholders' equity		2,725,771
Total liabilities and stockholders' equity		**$7,341,622**

TARLOW & CO., C.P.A.'S   The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

Revenue:

Commissions	$ 19,783,510	
Interest	24,070	
Other	251,636	
Total revenue		$ 20,059,216
Net loss from investment transactions in securities		(6,412)

Expenses:

Employee compensation and benefits	11,458,799	
Exchange fees and clearance charges	3,157,096	
Professional fees	188,316	
Seat leases	1,905,275	
Interest	23,015	
Travel, meals and entertainment	860,551	
Communications	636,055	
Occupancy	262,132	
Charitable contributions	82,064	
Insurance	621,689	
Other	899,494	
Total expenses		20,094,486
Loss before income tax expense		(41,682)
Income tax expense		71,000
Net loss		$(112,682)

TARLOW & CO., C.P.A.'S The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

	Class A Common Voting	Class B Common Nonvoting	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total
Balance, December 31, 2002	$ 12,000	$ 2,209	$ 1,933,825	$(111,633)	$ 1,766,234	$ 3,602,635
Net loss					(112,682)	(112,682)
Distributions					(145,600)	(145,600)
Common stock issued 10,000 shares - Class A	40		18,960			19,000
Common stock issued 164,430 shares - Class B		658	311,760			312,418
Treasury stock purchased 500,000 shares - Class A				(950,000)		(950,000)
Balance, December 31, 2003	$ 12,040	$ 2,867	$ 2,264,545	$(1,061,633)	$ 1,507,952	$ 2,725,771

The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2003

Subordinated debentures payable at December 31, 2002	$ -
Repayment of subordinated debentures payable	-
Issuance of subordinated debentures payable	2,300,000
Subordinated debentures payable at December 31, 2003	$ 2,300,000

TARLOW & CO., C.P.A.'S   The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:

Net loss	$(112,682)	
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	135,250	
(Increase) decrease in operating assets:		
Commissions receivable	204,175	
Securities owned – at market	(219,296)	
Receivable from clearing broker	174,843	
Other receivables	130,563	
Other assets	40,239	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(3,343,319)	
Securities sold, not yet purchased	(48,040)	
Other liabilities	250,421	
Net cash used in operating activities		$(2,787,846)

Cash flows from investing activities

Property and equipment	(85,113)	
Purchase of NYSE seat	(300,000)	
Net cash used in investing activities		(385,113)

Cash flows from financing activities:

Distributions to stockholders	$(145,600)	
Purchase of treasury stock	(350,000)	
Proceeds from sale of common stock	331,418	
Net cash used in financing activities		(164,182)
Net decrease in cash and cash equivalents		(3,337,141)
Cash and cash equivalents at beginning of year		4,375,779
Cash and cash equivalents at end of year		$ 1,038,638

Schedule of non-cash financing activities:

Subordinated debt incurred in connection with purchase of 500,000 shares of treasury stock from a former shareholder	$ 600,000
Subordinated debt incurred in connection with purchase of NYSE seat	$ 1,700,000

Supplemental disclosures of cash flow information:

Cash paid during the year for:

Interest	$ 4,218
Income taxes	$ 79,295

TARLOW & CO., C.P.A.'S   The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 - <u>**NATURE OF BUSINESS**</u>

The Griswold Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange, Inc. (the "NYSE") ; the Boston Stock Exchange (the "BSE"); and the National Association of Securities Dealers (the "NASD"). The Company earns commissions from activities transacted with other registered broker-dealers on the New York Stock Exchange as well as non broker-dealer customers. The Company acts as an introducing broker.

NOTE 2 - <u>**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**</u>

    a) <u>**Security transactions**</u>
    Security transactions (and related commission revenue and expense) are recorded on a trade-date basis. Securities owned are stated at market value with unrealized gains and losses reflected in income.

    b) <u>**Use of estimates**</u>
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    c) <u>**Cash equivalents**</u>
    The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

    d) <u>**Property and equipment**</u>
    Property and equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

    e) <u>**Concentrations and credit risks**</u>
    The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

NOTE 3 - <u>**RECEIVABLE FROM CLEARING BROKER/**</u>
<u>**SECURITIES HELD AT BROKER**</u>

The Company conducts business with one clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

TARLOW & CO., C.P.A.'S

THE GRISWOLD COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 4 - **RELATED PARTY TRANSACTIONS**

On June 11, 2003, the company purchased 500,000 shares of the company's Class A common stock from a shareholder in exchange for cash, a note payable and other considerations totaling $950,000. The note bears interest at 2.96% per annum and is payable in annual installments of $150,000 plus interest through June 2007. The balance outstanding on the note at December 31, 2003 is $600,000. The liability is included on the balance sheet under liabilities subordinated to the claims of general creditors. Interest expense charged to operations was $8,880 for the year ended December 31, 2003.

On October 31, 2003, the company purchased a New York Stock Exchange membership from a shareholder in exchange for cash and a note payable totaling $2,000,000. The note bears interest at 3.5% per annum and is payable with an initial principal payment of $340,000 plus interest on October 31, 2004 and the balance in quarterly installments of $85,000 plus interest through October 2008. The liability is included on the balance sheet under liabilities subordinated to the claims of general creditors. Interest expense charged to operations was $9,917 for the year ended December 31, 2003.

The liabilities subordinated to the claims of general creditors have been approved by the NYSE for inclusion in computing the Company's net capital pursuant to the SEC's uniform net capital rule. Subordinated debt is withdrawable by the lender at stated maturity dates or withdrawal can be accelerated upon six months notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, the company meets the SEC's capital regulations governing withdrawal of subordinated debt.

The Company leases three seats on the New York Stock Exchange from related parties. Rent paid to related parties was $866,000 for the year ended December 31, 2003.

NOTE 5 - **COMMITMENTS AND CONTINGENT LIABILITIES**

a) **Lease commitments**
   The Company has an operating lease for office space expiring in July, 2014.

   Minimum future lease payments are as follows:

   Year ending December 31,

2004	$ 119,085
2005	242,250
2006	242,250
2007	242,250
2008	242,250
Thereafter	1,561,563
	$2,649,648

THE GRISWOLD COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 5 -   **COMMITMENTS AND CONTINGENT LIABILITIES (Continued)**

Rent expense for the year ended December 31, 2003 amounted to $211,885. The Company also has six New York Stock Exchange seat leases expiring through 2004 requiring aggregate future payments of $571,650.

b) **Brokerage activities**

In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

NOTE 6 -   **NET CAPITAL REQUIREMENTS**

As a registered broker-dealer and member firm of the NYSE, BSE, and NASD, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC. The Company computes its net capital under the basic method permitted by the rule, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2003, the Company had net capital of $1,268,131, which exceeded the requirement by $1,100,408.

NOTE 7 -   **EMPLOYEE BENEFIT PLANS**

The Company maintains a noncontributory defined contribution profit-sharing plan and a 401(k) plan which include all eligible employees, as defined in the plans. Contributions to the plans are at the discretion of management. For the year ended December 31, 2003, $64,908 was contributed to the 401(k) plan and $-0- was accrued and will be contributed subsequent to December 31, 2003 to the profit-sharing plan.

NOTE 8 -   **LINE OF CREDIT**

At December 31, 2003, the Company had available a line of credit for $750,000 with no outstanding balance. The line bears interest at one half percent above prime. Collateral is a first lien on business assets including accounts receivable, furniture and fixtures.

NOTE 9 -   **INCOME TAXES**

No provision for federal income taxes has been made as the Company has elected to be treated as an S Corporation for federal income tax purposes. As such, the Company is not liable for federal income tax payments. The Company is subject to state income taxes at reduced rates and local taxes.

SUPPLEMENTARY INFORMATION

THE GRISWOLD COMPANY, INC.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2003

Net Capital

Stockholders' equity		$2,725,771
Credits - liability subordinated to claims of general creditors		2,300,000
		5,025,771
Debits:		
Nonallowable assets		
Securities not readily marketable	$ 150,100	
Commission receivable	2,985	
Other receivables	30,419	
Exchange memberships, at cost	3,020,000	
Furniture and equipment	100,906	
Other assets	342,710	
Total debits		3,647,120
Net capital before haircuts on marketable securities		1,378,651
Less haircuts on securities and other charges		110,520
Net capital per rule 15c3-1		1,268,131
Minimum net capital requirement – 6-2/3% of aggregate indebtedness of $2,515,851 or $100,000, whichever is greater		167,723
Excess net capital		$ 1,100,408

Aggregate Indebtedness

Accounts payable and accrued expenses	$2,069,946	
Other liabilities	245,905	
Other unrecorded amounts	200,000	
Total aggregate indebtedness		$ 2,515,851
Ratio of aggregate indebtedness to net capital		1.98 to1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

REPORT ON INTERNAL CONTROL STRUCTURE



TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 804, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

To the Stockholders of
The Griswold Company, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of The Griswold Company, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarlow & Co. CPA's

New York, New York
January 21, 2004